Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞（開曼）有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2023

The Board of ZTO Express (Cayman) Inc. is pleased to announce the unaudited interim consolidated results of the Group for the six months ended June 30, 2023, together with the comparative figures for the corresponding period in 2022, which have been prepared in accordance with U.S. GAAP. These interim results have been reviewed by the Audit Committee. The condensed consolidated financial statements of the Group for the six months ended June 30, 2023 has been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of Entity” issued by the Hong Kong Institute of Certified Public Accountants.

FINANCIAL HIGHLIGHTS

	For the Six Months Ended June 30,
	2022	2023	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands, except percentages)
Revenues	16,560,727	18,723,563	13.1%
Cost of Revenues	(12,738,426)	(12,895,730)	1.2%
Gross Profit	3,822,301	5,827,833	52.5%
Net income	2,634,226	4,195,034	59.3%
Net income attributable to ordinary shareholders	2,711,451	4,211,540	55.3%
Non-GAAP Financial Measures:
EBITDA (1)	4,715,053	6,761,106	43.4%
Adjusted EBITDA(2)	4,894,033	7,016,846	43.4%
Adjusted net income(3)	2,813,206	4,450,774	58.2%
Adjusted net income attributable to ordinary shareholders(4)	2,890,431	4,467,280	54.6%
Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders(5)
Basic	3.57	5.52	54.6%
Diluted	3.57	5.40	51.3%

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

(2)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(3)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary and corresponding tax impact in which management aims to better represent the underlying business operations.

(4)	Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as net income attributable to ordinary shareholders of the Group excluding shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(5)	Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ADS, respectively.

Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

We believe that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income, and provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per ADS attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The following table sets forth unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income	2,634,226	4,195,034	578,520
Add:
Share-based compensation expense(1)	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries	–	764	105

Adjusted net income	2,813,206	4,450,774	613,788

Net income	2,634,226	4,195,034	578,520
Add:
Depreciation	1,242,220	1,322,968	182,446
Amortization	62,446	68,584	9,458
Interest expenses	82,737	143,928	19,849
Income tax expenses	693,424	1,030,592	142,125

EBITDA	4,715,053	6,761,106	932,398

Add:
Share-based compensation expense	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries	–	764	105

Adjusted EBITDA	4,894,033	7,016,846	967,666

(1)	Net of income taxes of nil

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(Unaudited)	(Unaudited)
	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	2,711,451	4,211,540	580,796
Add:
Share-based compensation expense(1)	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries	–	764	105

Adjusted net income attributable to ordinary shareholders	2,890,431	4,467,280	616,064

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,214,926	808,916,820	808,916,820
Diluted	809,214,926	840,125,888	840,125,888

Net earnings per share/ADS attributable to ordinary shareholders
Basic	3.35	5.21	0.72
Diluted	3.35	5.10	0.70

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	3.57	5.52	0.76
Diluted	3.57	5.40	0.74

(1)	Net of income taxes of nil

BUSINESS REVIEW AND OUTLOOK

Business Review During the Reporting Period

We are a leading and fast-growing express delivery company in China. We provide domestic and international express delivery services as well as other value-added logistics services through our extensive and reliable nationwide network coverage in China.

In the first half of 2023, we achieved solid financial and operating results as consumer confidence and consumption in China began to resume. Our revenue increased by 13.1% from RMB16,560.7 million for the six months ended June 30, 2022 to RMB18,723.6 million for the same period in 2023, primarily due to an increase in express delivery demand in the post-pandemic recovery.

Core Express Delivery Business

We derive a substantial part of our revenues from express delivery services that we provide to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. In addition, we also directly provide express delivery services to certain enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. We also generate revenues from the sale of ancillary materials, such as portable barcode readers, thermal paper and ZTO-branded packing materials and uniforms, to our network partners.

We determine the level of pricing of our network transit fee based on the operating costs of our business while also considering other factors, including market conditions and competition as well as our service quality. The network transit fees we charge our network partners are primarily measured by (i) a fixed amount for a waybill attached to each parcel and (ii) a variable amount per parcel for sorting and line-haul transportation based on the parcel weight and route distance. The delivery service fees we charge the enterprise customers are also based on parcel weight and route distance.

Our network partners generally charge each parcel sender a delivery services fee directly. They have full discretion over the pricing of their services after taking into consideration certain of their costs, including the network transit fees we charge them and other factors, including market conditions and competition as well as their service quality. There has historically been decline in the delivery services fees charged by our network partners to parcel senders partially due to decreasing unit operational costs and market competition. We have been able to adjust the level of network transit fees based on market conditions and our operating costs.

Ecosystem of Integrated Solutions

We aim to become an integrated logistics service provider. Building on our core express delivery business, we are expanding our service offerings with a goal to build an ecosystem of express delivery, less-than-truckload (LTL), cross-border, warehousing, aviation, cold chain and commerce solutions. The expansion of our business channels enables us to capture diversified demand. We provide LTL logistics services with a focus on heavy cargo and international express delivery services in Southeast Asia, Africa and other countries; cross border including freight forwarding services; we also provide customers with integrated logistics solutions for warehousing, distribution and transportation.

Logistics Network and Infrastructure

Network base

We operate a highly scalable and flexible network partnership model to buttress the significant growth of e-commerce in China. We pride ourselves in having established a solid and cohesive network base that covers 99% of cities and counties across China. As of June 30, 2023, we had approximately 6,000 direct network partners operating over 31,000 pickup and delivery outlets and over 100,000 last-mile posts nationwide.

We continuously seek to expand our network by connecting with new qualified network partners. We provide training to new partners to ensure quality of performance. We also support our network partners in their construction of last-mile posts, including to the countryside and rural areas, to enhance our last-mile presence and market penetration. Leveraging our experience and resources, we support the upgrading of their throughput capacity as well, which strengthens our service capabilities, sustains our competitiveness and fuels our long-term growth.

Logistics Infrastructure

Our expansive service network is supported by our mission-critical line-haul transportation and sorting infrastructure. As of June 30, 2023, our logistics infrastructure network comprised 96 sorting hubs with 460 automation lines and approximately 3,800 line-haul routes serviced by over 10,000 self-owned line-haul trucks, out of which more than 9,300 were 15 to 17-meter-long high-capacity models.

To increase our parcel handling capacity and our ability to handle volume surges, we continuously invest in our logistical infrastructure of sorting hubs and line-haul fleets to effectively address logistical bottlenecks. Our automated sorting lines are a result of our continuous adoption of new technology solutions in automation hardware and software to increase operating efficiency. We also control the route planning and vehicle dispatch of our entire line-haul transportation network. Leveraging our technological know-how, we have systematically introduced mechanisms to increase the fleet load rates and transportation efficiency as parcel volume increased.

Technology Infrastructure

Our self-developed and centralized Zhongtian system is the technology backbone for the efficient management of our complex network operations and delivery services. It has over hundreds of modules with numerous functionalities and features covering all scenarios of our business and operations, including our operational management, network management, settlement, finance and other integrated systems and mobile apps connecting our network partners.

For instance, we have developed a suite of technologies and proprietary algorithms for real-time monitoring, order dispatchment and forecasting to support the high-throughput processing of over 100 million orders per day. Utilizing the accumulated big data of parcel traffic and volume, our intelligent routing algorithms are able to dynamically model and predict future parcel volume, and adjust manpower and transport resource allocation to achieve optimal transportation time and costs. We have also implemented key checkpoints throughout the service value chain aimed at the timely identification and rectification of logistical bottlenecks, so as to ensure the smooth end-to-end operation of our express delivery services.

The continuous digitization and intelligentization of our operations enable us to address mismatch between volume and delivery capacity, which optimizes dispatch schedules and improves order fulfilment rate, all while lowering our operating costs. Our continued efforts in upgrading our technology infrastructure to promote intelligent logistics have contributed to the decrease in our combined unit cost of sorting and transportation for the six months ended June 30, 2023 compared to the same period in 2022.

Environment, Social and Governance (ESG)

The express delivery industry plays a critical role in reducing distribution costs and supporting the development of many related industries; it enables consumers to buy more and better products at lower cost; it helps merchants to reduce costs while improving efficiency and creating value; it improves the distribution of products and reduces logistics cost across the whole country, making manufacturing and agricultural industries more competitive.

ZTO has been proactively contributing to sustainable development for the benefit of our society and environment, while constantly enhancing corporate governance capability in areas such as compliance operations and risk control. Over the past twenty years, ZTO has evolved from serving ourselves to serving people and now to serving society, by continuing to build a platform that is increasingly beneficial to society, ZTO has accumulated more resources, connected and empowered more people, and achieved integrated development, cooperation and win-win together with all kinds of partners. As its express delivery business matures, ZTO is actively building an expansive ecosystem that will transform us into a comprehensive logistics supplier that will help the whole society reduce logistics costs. ZTO has taken the initiative to fulfill its social responsibilities, for instance by working to develop a more “green” express delivery service, guaranteeing safety, helping with economic development, and creating more value for society.

The Company has published our annual ESG reports since 2019, detailing our key initiatives and development in areas pertaining to environmental, social and corporate governance issues. The ESG reports are available at http://zto.investorroom.com/.

Voluntary Conversion to Primary Listing on the Hong Kong Stock Exchange

The Company’s voluntary conversion of its secondary listing status to primary listing on the Hong Kong Stock Exchange became effective on May 1, 2023. The Company is now a dual primary listed company on the Hong Kong Stock Exchange in Hong Kong and the New York Stock Exchange in the United States.

Business Outlook

Since its establishment in 2002, ZTO has always adhered to the philosophy of shared-success, paid attention to infrastructure development and their efficient utilization to establish our competitive advantage, and we have consistently stay relevant in promoting fair and equitable sharing of burden and benefits amongst all participants of our business endeavors. Our leading position at present in the express delivery industry in terms of service quality, scale and profitability is the result of the common goal and concerted win-win cooperation by everyone under the ZTO brand.

Looking ahead, we are confident in the growth prospects of China’s express delivery industry. Staying practical and improving digitization and data-driven process improvements will continuously enhance ZTO’s competitive edge; altruistic service mindset will propel us to grow our business big and strong as well as to take on greater responsibility towards the country and the society; the balanced approach and increases in service quality, scale and reach plus higher earnings will bring about meaningful payback to everyone who participates, supports and invests in us.

For the second half of 2023, based on current market and operating conditions, the Company reiterates that its parcel volume for 2023 is expected to be in the range of 29.27 billion to 30.24 billion, representing a 20% to 24% increase year over year. Further, the Company remains committed to achieve at least 1.5 percentage point increase in volume market share for the entire year. All aforementioned estimates represent management’s current and preliminary view, which are subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

	For the Six Months Ended June 30,
	2022	2023	% of revenues
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Revenues:
Express delivery services	15,151,869	17,387,187	92.9
Freight forwarding services	661,044	431,597	2.3
Sale of accessories	631,754	836,616	4.5
Others	116,060	68,163	0.3

Total revenues	16,560,727	18,723,563	100

Core Express Delivery Business

Revenue from our core express delivery business increased by 15.0% from RMB15,899.7 million for the six months ended June 30, 2022 to RMB18,292.0 million for the same period in 2023, primarily driven by a 22.3% increase in parcel volume which approximately 14.0 billion for the six months ended June 30, 2023. A substantial part of such revenue is derived from services provided to our network partners, which mainly include parcel sorting and line-haul transportation. We charge our network partners a network transit fee for each parcel that is processed through our network. For the six months ended June 30, 2023, such fees represented 89.8% of our total revenue from express delivery services. The remaining portion of our revenue from express delivery services was derived from enterprise customers, including vertical e-commerce and traditional merchants, in connection with the delivery of their products to end consumers. KA revenue (includes delivery fees) from direct sales organizations, established to serve core express KA customers, decreased 24.9% through either reengagement of partner outlets who can serve just as well or rationalization due to loss-making.

Freight forwarding Services

We provide freight forwarding services through the acquired business of China Oriental Express Co., Ltd., a major freight forwarding and international logistics service provider in Hong Kong and Shenzhen. For the six months ended June 30, 2023, revenue from such services decreased by 34.7% compared to the same period in 2022, primarily due to shrinking cross border e-commerce demand and declining pricing. Despite the global macroeconomic uncertainties, we anticipate a rebound in cross border e-commerce and consumption, with faster recovery rates expected in Asia.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of our revenues for the periods indicated:

	For the Six Months Ended June 30,
	2022	2023	% of revenues
	(Unaudited)	(Unaudited)
	(RMB in thousands, except percentages)
Line-haul transportation cost	5,983,896	6,381,652	34.1
Sorting hub operating cost	3,771,806	3,948,037	21.1
Freight forwarding cost	614,906	405,244	2.2
Cost of accessories sold	202,789	234,128	1.3
Other costs	2,165,029	1,926,669	10.2

Total cost of revenues	12,738,426	12,895,730	68.9

Total cost of revenues increased by 1.2% from RMB12,738.4 million for the six months ended June 30, 2022 to RMB12,895.7 million for the six months ended June 30, 2023.

•	Line haul transportation cost was RMB6,381.7 million, an increase of 6.6% from RMB5,983.9 million in the same period of 2022. The unit transportation cost decreased by 12.8% mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price. There were approximately 50 more self-owned high-capacity vehicles in operation compared to the same period last year which helped to improve operating efficiencies.

•	Sorting hub operating cost was RMB3,948.0 million, an increase of 4.7% from RMB3,771.8 million in the same period of 2022. The increase was primarily consisted of (i) RMB123.6 million (US$17.0 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement and (ii) RMB81.4 million (US$11.2 million) increase in depreciation and amortization costs for automation equipment and facility construction. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased by 14.4%. As of June 30, 2023, 460 sets of automated sorting equipment were in service, compared to 431 sets as of June 30, 2022 which enhanced overall sorting operational efficiencies.

•	Freight forwarding cost was RMB405.2 million, decreased by 34.1% compared with RMB614.9 million in the same period of 2022 as freight forwarding revenue declined.

•	Cost of accessories sold was RMB234.1 million, increased by 15.5% compared with RMB202.8 million in the same period of 2022 in line with parcel volume growth.

•	Other costs were RMB1,926.7 million, a decrease of 11.0% from RMB2,165.0 million in the same period of 2022. The decrease was mainly due to (i) RMB318.3 million (US$43.9 million) decrease in dispatching costs serving enterprise customers and (ii) increase of RMB83.8 million (US$11.6 million) in information technology and related cost.

Gross Profit

Gross profit increased by 52.5% from RMB3,822.3 million for the six months ended June 30, 2022 to RMB5,827.8 million for the six months ended June 30, 2023. Our gross profit margin increased to 31.1% for the six months ended June 30, 2023 from 23.1% for the same period of 2022, as a combined result of increased revenues and cost productivity gain.

Operating Expenses

Total operating expenses increased by 38.6% to RMB998.6 million in the six months ended June 30, 2023 from RMB720.5 million in the same period of 2022.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 20.1% from RMB1,075.1 million for the six months ended June 30, 2022 to RMB1,291.2 million for the six months ended June 30, 2023, mainly due to increases of compensation and benefits.

Other operating income, net. Our net other operating income decreased by 17.5% from RMB354.6 million for the six months ended June 30, 2022 to RMB292.6 million for the six months ended June 30, 2023. Other operating income mainly consisted of (i) RMB167.4 million of government subsidies and tax rebates, (ii) RMB111.4 million of VAT super deduction, (iii) RMB83.8 million of rental income, and (iv) RMB70.0 million loss from machinery and equipment, due to the upgrading of automated sorting equipment.

Other Income and Expense

Interest income. Our interest income increased by 12.8% from RMB229.6 million for the six months ended June 30, 2022 to RMB259.0 million for the six months ended June 30, 2023.

Interest expense. Our interest expense increased by 74% from RMB82.7 million for the six months ended June 30, 2022 to RMB143.9 million for the six months ended June 30, 2023.

Gain from fair value changes of financial instruments. Our gain from fair value changes of financial instruments was RMB207.2 million for the six month ended June 30, 2023, compared with a loss of RMB14.5 million in the same period last year.

Foreign currency exchange gain. Our foreign currency exchange gain decreased by 33.7% from RMB106.9 million for the six months ended June 30, 2022 to RMB70.9 million for the six months ended June 30, 2023.

Income Tax Expense

Our income tax expense increased by 48.6% from RMB693.4 million for the six months ended June 30, 2022 to RMB1,030.6 million for the six months ended June 30, 2023. Overall income tax rate decreased by 1 percentage points during the Reporting Period compared to the same period last year due to a decreased mix of taxable income generated by local operating entities, taxes at the full 25% tax rate, than taxable income from one of the headquarter entities that enjoys a 15% preferential rate for its High and New Technology Enterprise qualification.

Net Income

As a result of the foregoing, our net income increased by 59.3% from RMB2.6 billion for the six months ended June 30, 2022 to RMB4.2 billion for the six months ended June 30, 2023.

Liquidity and Capital Resources

Our principal sources of liquidity have been proceeds from cash flows from operating activities and financing activities. As of June 30, 2023, our cash and cash equivalents, restricted cash and short-term investments were RMB7,781.4 million, RMB851.9 million, and RMB7,956.4 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments, which are unrestricted as to withdrawal or use or have maturities of three months or less when purchased. Restricted cash represents secured deposits held in designated bank accounts for issuance of bank acceptance notes, settlement of derivatives and commencement of construction. Short-term investments consist primarily of dual currency notes and deposits, investments in fixed deposits with maturities between three months and one year and wealth management products which we have the intent and the ability to hold to maturity within one year. As of June 30, 2023, approximately 86.4% of our cash and cash equivalents, restricted cash and short-term investments were held by subsidiaries and affiliated entities incorporated in China, and approximately 77.3% of our cash and cash equivalents, restricted cash and short-term investments were denominated in Renminbi.

As of June 30, 2023, we had outstanding principal amount of bank borrowings of RMB6,701.0 million (as of December 31, 2022: RMB5,394.4 million). The weighted average interest rate of borrowings drawn was 2.45% for the six months ended June 30, 2023.

We believe that our existing cash and cash equivalents and anticipated cash flow from operations are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional financing activities. The issuance and sale of additional equity would result in further dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that may restrict our operations and ability to make distributions. However, financing may not be available in amounts or on terms acceptable to us, if at all. Although we consolidate the results of our consolidated affiliated entities, we only have access to the assets or earnings of our consolidated affiliated entities through the Contractual Arrangements.

In addition, we would need to accrue and pay withholding taxes currently at the rate of 10% if we were to distribute funds from our subsidiaries and consolidated affiliated entities in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balances in China for general corporate purposes and reinvestment to support our business growth.

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

During the Reporting Period, we did not conduct any material acquisitions or disposals of subsidiaries, associates or joint ventures.

Pledge of Assets

As of June 30, 2023, we did not pledge any assets of the Group.

Future Plans for Material Investments or Capital Asset

As of June 30, 2023, we did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2023, our gearing ratio was 31.3%, compared to 30.6% as of December 31, 2022, calculated by dividing total liabilities by total assets.

Foreign Exchange Risk

Our revenues, expenses and assets and liabilities are mainly denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk. To date, we have entered into some hedging transactions, such as foreign currency deposits, foreign currency forward contract and options, to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of June 30, 2023, we had RMB3,406.5 million of cash and cash equivalent, restricted cash and short-term investment that were denominated in U.S. dollars. If Renminbi had appreciated by 10% against the U.S. dollar, it would result in a decrease of RMB309.7 million in our cash and cash equivalents, restricted cash and short-term investment.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2023.

Capital Expenditures and Capital Commitment

In connection with the purchases of property and equipment, purchases of land use rights and the expansion of our self-owned truck fleet and upgrade of our equipment and facilities, we incurred capital expenditures of an aggregate of approximately RMB4.5 billion for the six months ended June 30, 2023 (six months ended June 30, 2022: RMB3.3 billion). We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offering of convertible senior notes due 2027 and other financing alternatives. We will continue to make capital expenditures to support the growth of our business.

Our capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Our capital commitments as of June 30, 2023 amounted to RMB5.7 billion. All of these capital commitments will be fulfilled based on the construction progress.

Employees and Remuneration

As of June 30, 2023, we had a total of 23,449 employees. The following table sets out the breakdown of our own employees by function as of June 30, 2023:

	Number of
Functional Area	Employees	% of Total
Sorting	7,958	33.9
Transportation	3,799	16.2
Management and Administration	4,357	18.6
Customer Service	1,811	7.7
Operation Support	3,698	15.8
Technology and Engineering	1,420	6.1
Sales and Marketing	406	1.7

Total	23,449	100.0

In addition to our own employees, our workforce also includes over 59,000 outsourced workers, as of June 30, 2023. Our network partners hire their own employees according to their operational needs.

We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

Our total remuneration cost without share based compensation incurred from the six months ended June 30, 2023 was RMB2,488.2 million, as compared to RMB2,452.6 million for the six months ended June 30, 2022.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees and, in addition, enter into confidentiality and non-compete agreements with our key employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the key employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

We have adopted the 2016 Plan and established the Cash Incentive Scheme through ZTO ES. Further details in respect of the 2016 Plan and the Cash Incentive Scheme through ZTO ES are set out in the section headed “Directors and Senior Management – Compensation – Share Incentive Plans” in the Prospectus and the announcements of the Company dated December 23, 2022 and April 26, 2023.

CORPORATE GOVERNANCE

Compliance with the CG Code

From the Primary Conversion Effective Date to June 30, 2023 and up to the date of this announcement, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix 14 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Meisong LAI currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Compliance with the Model Code

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting than the Model Code as set out in Appendix 10 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

On April 26, 2023, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan entered into by Mr. Jilei WANG.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code from the Primary Conversion Effective Date to June 30, 2023 and up to the date of this announcement.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG. Mr. Herman YU is the chairman of the Audit Committee. We have determined that Mr. Herman YU, Mr. Xing LIU and Mr. Qin Charles HUANG each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. We have determined that Mr. Herman YU (being our independent non-executive Director with the appropriate professional qualifications) qualifies as an “audit committee financial expert” and as the chairman of the Audit Committee. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things:

•	to appoint the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	to review with the independent auditors any audit problems or difficulties and management’s response;

•	to review and discuss with the independent auditors their annual audit plan, including the timing and scope of audit activities, and monitor such plan’s progress and results during the year;

•	to review with management, the Company’s independent auditors and the Company’s internal auditing department, the following information which is required to be reported by the independent auditor;

•	to resolve all disagreements between the Company’s independent auditors and management regarding financial reporting;

•	to review the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	to review and approve all proposed related party transactions;

•	to meet separately and periodically with management and the independent auditors; and

•	to monitor compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2023 and has met with the independent auditor, Deloitte Touche Tohmatsu. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. The condensed consolidated financial statements of the Group for the six months ended June 30, 2023 has been reviewed by the Auditor in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants.

OTHER INFORMATION

Purchase, Sale or Redemption of the Company’s Listed Securities

During the six months ended June 30, 2023, the Company repurchased a total of 1,912,982 ADSs on the NYSE (representing Class A ordinary shares (the “Repurchased Shares”)) for an aggregate consideration of US$47,067,053.01 (before expense). As at the date of this announcement, other than ADSs transferred to the trust for the benefit of the 2016 Plan prior to the Primary Conversion Effective Date, all the Repurchased Shares repurchased during the Reporting Period have been cancelled.

Particulars of the repurchases made by the Company during Reporting Period are as follows:

NYSE

	Number of			Total consideration
	ADSs	Highest	Lowest	paid (before
Month	repurchased	price paid	price paid	expense)
		(US$)	(US$)	(US$)
February	1,224,100	24.99	23.92	30,333,255.23
March	466,100	23.99	23.48	11,167,340.91
June	222,782	25.00	24.93	5,566,456.87

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or NYSE during the six months ended June 30, 2023.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

Use of proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$11.1 billion. As of June 30, 2023, all the net proceeds from the Global Offering have been utilized in accordance with the intended use as disclosed in the Prospectus.

Use of proceeds from the Notes Offering

In August 2022, we completed an offering of US$1 billion in aggregate principal amount of convertible senior notes due 2027 (the “2027 Notes”). The 2027 Notes bear interest at a rate of 1.50% per year, payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2023. The 2027 Notes will mature on September 1, 2027, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Holders may convert the 2027 Notes at any time prior to the close of business on the fifth scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, the Company’s ADSs, each currently representing one Class A ordinary share, or a combination of cash and ADSs, at its election. As disclosed in the announcement dated August 25, 2022 issued by the Company in connection with the Notes Offering, the Company has entered into capped call transactions with an affiliate of the initial purchaser and another financial institution in connection with the pricing of the 2027 Notes. The cap price of the capped call transactions is initially US$36.48 per ADS, and is subject to adjustment under the terms of the capped call transactions. The 2027 Notes have been offered to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act of 1933, as amended.

As disclosed in the Company’s announcements dated August 24, 2022 and August 25, 2022, the Company used a portion of the net proceeds from the offering of the 2027 Notes in the amount of US$54 million to pay the costs of the capped call transactions. We received proceeds of approximately US$930.3 million net of issuance cost paid and capped call option. The Company plans to use the remainder of the net proceeds for (i) enhancement of the scale and capability of our logistics operations; (ii) investment in the logistics ecosystem; and (iii) working capital and other general corporate purposes. For further details, please refer to the announcements of the Company dated August 24 and 25, 2022.

As of June 30, 2023, we had partially utilized the above net proceeds as intended as to (i) US$229.7 million for enhancement of the scale and capability of our logistics operations; and (ii) US$353.0 million for working capital and other general corporate purposes. The Company intends to use the remaining proceeds of US$347.6 million as previously disclosed within the next 12 months.

As of June 30, 2023, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

Important Events after the Reporting Period

Through other public announcement, the Company became aware of the delay in repayments by Zhongrong International Trust Co. Ltd. (“Zhongrong Trust”) of certain trust products under its management after Zhongrong Trust’s second-largest shareholder, Zhongzhi Enterprise Group Co. Ltd., reportedly faced liquidity issues. The Company currently has two outstanding tranches in one of the products managed by Zhongrong Trust. The aggregate principal amount of these two investment tranches is RMB100 million, representing 0.4% of the Company’s cash and cash equivalents, short-term and long-term investments as of June 30, 2023. These two tranches are due for redemption on August 24 and November 22, 2023, respectively. The Company has been proactively following up with Zhongrong Trust on the latest status. As of the date of this announcement, it remains uncertain whether Zhongrong Trust will be able to make redemption payments upon maturity. The Company will continue to closely follow-up and provide updates to investors of any progress. The Company is prepared to take appropriate actions against Zhongrong Trust to protect its legal rights under the trust agreements and applicable laws and regulations.

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND JUNE 30, 2023
(Amounts in thousands, except for share and per share data)

		As of
		December 31,
	Notes	2022	As of June 30, 2023
		RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Assets
Current assets
Cash and cash equivalents		11,692,773	7,781,443	1,073,110
Restricted cash		895,483	851,899	117,482
Accounts receivable, net	3	818,968	571,176	78,769
Financing receivables, net		951,349	1,002,429	138,241
Short-term investment		5,753,483	7,956,404	1,097,238
Inventories		40,537	26,637	3,673
Advances to suppliers		861,573	852,970	117,630
Prepayments and other current assets		3,146,378	3,547,514	489,225
Amounts due from related parties	9	314,483	745,142	102,760
Total current assets		24,475,027	23,335,614	3,218,128
Investments in equity investees		3,950,544	4,042,303	557,459
Property and equipment, net	4	28,813,204	30,871,299	4,257,347
Land use rights, net		5,442,951	5,673,188	782,368
Intangible assets, net		29,437	26,339	3,632
Operating lease right-of-use assets		808,506	831,296	114,641
Goodwill		4,241,541	4,241,541	584,935
Deferred tax assets		750,097	880,166	121,380
Long-term investment		7,322,545	10,862,204	1,497,966
Long-term financing receivables, net		1,295,755	836,453	115,352
Other non-current assets		816,839	374,485	51,644
Amounts due from related parties-non current	9	577,140	79,660	10,986
TOTAL ASSETS		78,523,586	82,054,548	11,315,838
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings		5,394,423	6,701,000	924,110
Accounts payable	5	2,202,692	1,928,915	266,010
Notes payable	5	200,000	–	–
Advances from customers		1,374,691	1,441,876	198,844
Income tax payable		228,422	486,861	67,141
Amounts due to related parties	9	49,138	197,131	27,186
Operating lease liabilities, current		229,718	251,404	34,670
Dividends payable		1,497	1,581	218
Other current liabilities		6,724,743	6,718,899	926,575
Total current liabilities		16,405,324	17,727,667	2,444,754
Non-current operating lease liabilities		510,349	487,266	67,197
Deferred tax liabilities		346,472	347,490	47,921
Convertible senior notes		6,788,971	7,158,372	987,185
TOTAL LIABILITIES		24,051,116	25,720,795	3,547,057
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 817,117,539 shares issued and 808,747,346 shares outstanding as of June 30, 2023)	10	535	528	73
Additional paid-in capital		26,717,727	24,380,754	3,362,260
Treasury shares, at cost (11,671,525 and 3,222,782 shares as of December 31, 2022 and June 30, 2023, respectively)		(2,062,530)	(572,247)	(78,916)
Retained earnings		29,459,491	32,324,038	4,457,689
Accumulated other comprehensive loss		(86,672)	(228,569)	(31,521)
ZTO Express (Cayman) Inc. shareholders’ equity		54,028,551	55,904,504	7,709,585
Non-controlling interests		443,919	429,249	59,196
Total Equity		54,472,470	56,333,753	7,768,781
TOTAL LIABILITIES AND EQUITY		78,523,586	82,054,548	11,315,838

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

		Six months ended June 30,
		2022	2023
	Notes	RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
				(Note 2(d))
Revenues (including related party revenue of RMB561,809 and RMB413,092 for the six months ended June 30, 2022 and 2023, respectively)		16,560,727	18,723,563	2,582,097
Cost of revenues (including related party cost of revenues of RMB260,663 and RMB798,204 for the six months ended June 30, 2022 and 2023, respectively)		(12,738,426)	(12,895,730)	(1,778,402)
Gross profit		3,822,301	5,827,833	803,695
Operating (expenses)/income
Selling, general and administrative		(1,075,106)	(1,291,214)	(178,067)
Other operating income, net		354,612	292,598	40,351
Total operating expenses		(720,494)	(998,616)	(137,716)
Income from operations		3,101,807	4,829,217	665,979
Other income/(expenses)
Interest income		229,588	259,020	35,720
Interest expense		(82,737)	(143,928)	(19,849)
(Loss)/gain from fair value changes of financial instruments		(14,456)	207,213	28,576
Loss on disposal of equity investees and subsidiaries		–	(764)	(105)
Foreign currency exchange gain		106,940	70,921	9,780
Income before income tax and share of (loss)/gain in equity method investments		3,341,142	5,221,679	720,101
Income tax expense	6	(693,424)	(1,030,592)	(142,125)
Share of (loss)/gain in equity method investments		(13,492)	3,947	544
Net income		2,634,226	4,195,034	578,520
Net loss attributable to non-controlling interests		77,225	16,506	2,276
Net income attributable to ZTO Express (Cayman) Inc.		2,711,451	4,211,540	580,796
Net income attributable to ordinary shareholders		2,711,451	4,211,540	580,796
Net earnings per share attributable to ordinary shareholders	8
Basic		3.35	5.21	0.72
Diluted		3.35	5.10	0.70
Weighted average shares used in calculating net earnings per ordinary share
Basic		809,214,926	808,916,820	808,916,820
Diluted		809,214,926	840,125,888	840,125,888
Net income		2,634,226	4,195,034	578,520
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustment		85,143	(141,897)	(19,568)
Comprehensive income		2,719,369	4,053,137	558,952
Comprehensive loss attributable to non-controlling interests		77,225	16,506	2,276
Comprehensive income attributable to ZTO Express (Cayman) Inc.		2,796,594	4,069,643	561,228

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

ZTO Express (Cayman) Inc. Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022 (Audited)	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income	–	–	–	–	2,711,451	–	2,711,451	(77,225)	2,634,226
Foreign currency translation adjustments	–	–	–	–	–	85,143	85,143	–	85,143
Acquisition of non-controlling interests of subsidiaries	–	–	(5,060)	–	–	–	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share based compensation (Note 7)	1,284,827	–	156,318	89,026	(66,364)	–	178,980	–	178,980
Non-controlling interest recognized from partial disposal	–	–	–	–	–	–	–	49,159	49,159
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	191,201	191,201
Distribution of dividends (Note 11)	–	–	(1,289,418)	–	–	–	(1,289,418)	–	(1,289,418)
Balance at June 30, 2022 (Unaudited)	809,733,116	535	27,090,866	(1,977,983)	25,361,886	(156,961)	50,318,343	419,400	50,737,743

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZTO Express (Cayman) Inc. Shareholders’ Equity

	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023 (Audited)	809,247,109	535	26,717,727	(2,062,530)	29,459,491	(86,672)	54,028,551	443,919	54,472,470
Net income	–	–	–	–	4,211,540	–	4,211,540	(16,506)	4,195,034
Foreign currency translation adjustments	–	–	–	–	–	(141,897)	(141,897)	–	(141,897)
Share-based compensation and ordinary shares issued for share based compensation (Note 7)	1,413,219	–	230,587	97,169	(72,780)	–	254,976	–	254,976
Acquisition of non-controlling interests of subsidiaries	–	–	(64,711)	–	–	–	(64,711)	–	(64,711)
Decrease of non-controlling interests from disposal of subsidiaries	–	–	–	–	–	–	–	(94)	(94)
Capital contribution from non-controlling interest holders	–	–	–	–	–	–	–	1,930	1,930
Repurchase of ordinary shares (Note 10)	(1,912,982)	–	–	(328,232)	–	–	(328,232)	–	(328,232)
Cancellation of ordinary shares	–	(7)	(447,126)	1,721,346	(1,274,213)	–	–	–	–
Distribution of dividends (Note 11)	–	–	(2,055,723)	–	–	–	(2,055,723)	–	(2,055,723)
Balance at June 30, 2023 (Unaudited)	808,747,346	528	24,380,754	(572,247)	32,324,038	(228,569)	55,904,504	429,249	56,333,753

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	Six months ended June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Cash flows from operating activities
Net cash provided by operating activities	4,886,147	6,499,578	896,334

Cash flows from investing activities
Purchases of property and equipment	(3,243,620)	(4,447,207)	(613,298)
Purchases of land use rights	(93,018)	(55,248)	(7,619)
Purchases of short-term investment	(4,608,177)	(5,681,940)	(783,575)
Maturity of short-term investment	2,254,609	3,770,911	520,032
Purchases of long-term investment	(1,430,000)	(4,375,101)	(603,354)
Maturity of long-term investment	284,000	890,811	122,848
Net cash received from disposal of equity investees and subsidiaries	–	123,591	17,044
Loan to employees	(58,893)	(28,140)	(3,881)
Repayments of loan to employees	35,446	135,242	18,651
Others	(64,716)	258,921	35,707

Net cash used in investing activities	(6,924,369)	(9,408,160)	(1,297,445)

Cash flows from financing activities
Proceeds from short-term borrowings	4,594,520	5,913,060	815,448
Repayment of short-term borrowings	(1,040,457)	(4,623,564)	(637,619)
Repurchase of ordinary shares	–	(287,835)	(39,694)
Capital contribution from non-controlling interest shareholder	191,201	1,930	266
Payment of dividends	(1,308,611)	(2,072,509)	(285,812)
Others	(13,140)	(64,805)	(8,937)

Net cash provided by/(used in) financing activities	2,423,513	(1,133,723)	(156,348)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	172,835	95,934	13,230
Net change in cash, cash equivalents and restricted cash	558,126	(3,946,371)	(544,229)
Cash, cash equivalents and restricted cash at beginning of period	9,769,361	12,603,087	1,738,045

Cash, cash equivalents and restricted cash at end of period	10,327,487	8,656,716	1,193,816

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	As of June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 2(d))
Cash and cash equivalents	9,927,765	7,781,443	1,073,110
Restricted cash	384,912	851,899	117,482
Restricted cash, non-current (1)	14,810	23,374	3,224

Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	10,327,487	8,656,716	1,193,816

Note:  (1)      The non-current restricted cash is included in other non-current assets on the condensed consolidated balance sheets.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

1.            ORGANIZATION AND PRINCIPAL ACTIVITIES

ZTO Express (Cayman) Inc. (the “Company”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Group”) are principally engaged in express delivery services in the People’s Republic of China (the “PRC”) through a nationwide network partner model.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)            Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of December 31, 2022 and June 30, 2023, results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet at December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)            Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.

The Group evaluates the need to consolidate its VIE of which the Group is the primary beneficiary. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

The Group believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Group for any of the liabilities of the consolidated VIE.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Group in the form of loans and advances or cash dividends.

(c)             Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and other relevant factors.

(d)             Convenience translation

The Group’s business is primarily conducted in PRC and almost all of the Group’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside PRC. Translations of balances in the condensed consolidated balance sheets, condensed consolidated statements of comprehensive income and condensed consolidated statements of cash flows from RMB into US dollars as of and for the six months ended June 30, 2023 were calculated at the rate of US$1.00 = RMB7.2513 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

(e)             Revenue recognition

                   Disaggregation of revenue

	Six months ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(Unaudited)		(Unaudited)	(Unaudited)
Express delivery services	15,151,869	91.5	17,387,187	2,397,803	92.9
Freight forwarding services	661,044	4.0	431,597	59,520	2.3
Sale of accessories	631,754	3.8	836,616	115,375	4.5
Others	116,060	0.7	68,163	9,399	0.3

Total revenues	16,560,727	100.0	18,723,563	2,582,097	100.0

Contract assets and liabilities

Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2022 and June 30, 2023.

Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2022 and June 30, 2023.

(f)             Income taxes

As part of the process of preparing financial statements, the Group is required to estimate its income taxes in each of the jurisdictions in which it operates. The Group accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Group and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.

(g)            Earnings per share

Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares, which consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method). Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.

On October 27, 2016, the Group’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Group’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.

3.            ACCOUNTS RECEIVABLE, NET

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts receivable, gross	941,971	575,792	79,405
Less: Allowance for credit losses	(123,003)	(4,616)	(636)

Accounts Receivable, net	818,968	571,176	78,769

The following is an analysis of accounts receivables by aging, presented based on the invoice date, which approximated the revenue recognition date.

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	645,512	441,218	60,847
Between 6 months and 1 year	92,802	61,458	8,475
Between 1 year and 2 years	79,262	49,927	6,885
More than 2 years	124,395	23,189	3,198

Accounts receivable, gross	941,971	575,792	79,405

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Buildings	14,995,857	17,396,790	2,399,127
Machinery and equipment	7,328,207	7,867,300	1,084,950
Leasehold improvements	923,285	985,484	135,904
Vehicles	6,101,948	5,790,179	798,502
Furniture, office and electric equipment	850,836	864,098	119,165
Construction in progress	7,372,605	7,656,410	1,055,868
Total	37,572,738	40,560,261	5,593,516
Accumulated depreciation	(8,759,534)	(9,688,962)	(1,336,169)
Property and equipment, net	28,813,204	30,871,299	4,257,347

Depreciation expenses were RMB1,242,220 (unaudited) and RMB1,322,968 (unaudited) for the six months ended June 30, 2022 and 2023, respectively. Loss on disposal of property and equipment were RMB21,067 (unaudited) and RMB5,217 (unaudited) for the six months ended June 30, 2022 and 2023, respectively.

5.	ACCOUNTS PAYABLE AND NOTES PAYABLE Accounts payable and notes payable consist of the following:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Accounts payable	2,202,692	1,928,915	266,010
Notes payable	200,000	–	–
Total payable	2,402,692	1,928,915	266,010

An aging analysis of the accounts payable and notes payable as of December 31, 2022 and June 30, 2023, based on the invoice date or inception date at the end of the reporting period, is as follows:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Within 6 months	2,178,737	1,913,367	263,866
Between 6 months and 1 year	218,179	1,301	179
Between 1 year and 2 years	2,728	12,430	1,714
More than 2 years	3,048	1,817	251
Total	2,402,692	1,928,915	266,010

6.	INCOME TAX

The current and deferred portion of income tax expenses included in the condensed consolidated statements of comprehensive income, which were substantially attributable to the Group’s subsidiaries are as follows:

	Six months ended June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Current tax expenses	679,202	1,159,643	159,922
Deferred tax	14,222	(129,051)	(17,797)
Total	693,424	1,030,592	142,125

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group’s effective tax rate for the six months ended June 30, 2022 and 2023 were 20.75% and 19.74%, respectively.

7.	SHARE BASED COMPENSATION

Employee Share Holding Platform

In June 2016, the Group established an employee share holding platform (the “Share Holding Platform”). ZTO ES Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Group’s Share Holding Platform. Four limited liability partnerships (“LLPs”) were established in the PRC as the shareholders of ZTO ES. ZTO ES and the LLPs have no activities other than administering the plan and does not have employees.

On June 28, 2016, the Group issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. The recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Group and accordingly, at the direction of the employee, ZTO ES will sell the Group’s ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder’s rights associated with the Group’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Group referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Group.

In March 2022 and 2023, 3,934,355 and 4,386,320 ordinary share units corresponding to 786,871 and 877,264 Company’s ordinary shares were granted to certain officers and employees, respectively. The consideration was nil for both of grants. These share awards vested immediately upon grant. The Group recorded the share based compensation of RMB109,614 (unaudited) and RMB158,278 (unaudited) based on the market price at US$21.87 and US$26.27 of ordinary shares on the grant date for six months ended June 30, 2022 and 2023, respectively.

2016 Share Incentive Plan

In June 2016, the Board also approved the 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to directors, executive officers and other employees of the Group. The 2016 Share Incentive Plan were amended and restated in September 2016, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the Board.

With effect from May 1, 2023, the Company will no longer further increase the scheme limit of the 2016 Share Incentive Plan for the remaining term of the 2016 Share Incentive Plan, and the scheme limit of the 2016 Share Incentive Plan will be capped at the existing size of the share award pool as at December 31, 2022, i.e. 21,000,000 shares; options and awards under the 2016 Share Incentive Plan will be satisfied by the existing shares of the Company issued and reserved for the administration of the 2016 Share Incentive Plan and no new shares will be issued for the share award grants made or to be made pursuant to the 2016 Share Incentive Plan.

Restricted share units

In March 2022 and 2023, the Group granted 497,956 and 535,955 restricted share units (“RSU”) at par value to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Group recorded the share based compensation of RMB69,366 (unaudited) and RMB96,698 (unaudited) based on the market price of ordinary shares at US$21.87 and US$26.27 on the grant date for the six months ended June 30, 2022 and 2023, respectively.

8.	EARNINGS PER SHARE

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Six months ended June 30,
	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income attributable to ordinary shareholders – basic	2,711,451	4,211,540	580,796
Plus: Interest expense of convertible senior notes	–	73,406	10,125

Net income attributable to ordinary shareholders – diluted	2,711,451	4,284,946	590,921

Shares (Denominator):
Weight average ordinary shares outstanding – basic	809,214,926	808,916,820	808,916,820
Plus: Dilutive effect of convertible senior notes	–	31,209,068	31,209,068

Weight average ordinary shares outstanding – diluted	809,214,926	840,125,888	840,125,888

Earnings per share – basic	3.35	5.21	0.72
Earnings per share – diluted	3.35	5.10	0.70

6,024,675 and 5,147,411 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2022 and June 30, 2023, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.

9.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Group’s equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Group’s equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Group’s equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Group’s equity investee
Zhongkuai (Tonglu) Future City Industrial Development Co.,Ltd	Controlled by chairman of the Company
Tonglu Antong Management LLP and its subsidiaries	The Group’s equity investee
Mr. Du Wang	Immediate families of Director and Vice President

(a)	The Company entered into the following transactions with its related parties:

	Six months ended June 30,
Transactions	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	201,871	281,841	38,868
Express delivery service revenue derived from Tonglu Antong Management LLP and its subsidiaries	308,503	108,331	14,940
Others	51,435	22,920	3,161
	561,809	413,092	56,969
Cost of revenues:
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	47,247	539,484	74,398
Transportation service fees paid to ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	29,756	50,142	6,915
Transportation service fees paid to ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	17,704	28,835	3,977
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	117,462	164,332	22,662
Others	48,494	15,411	2,125
	260,663	798,204	110,077

	Six months ended June 30,
Transactions	2022	2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Other operating income:
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	6,892	28,675	3,954
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	11,474	27,374	3,775
Others	4,683	1,446	199
	23,049	57,495	7,928
Other income:
Interest Income derived from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	16,981	16,982	2,342
Others	2,657	5,515	761
	19,638	22,497	3,103

In January 2022, the Group acquired 10% equity interest in a subsidiary from Mr. Du Wang at a cash consideration of RMB39,128. The difference between the consideration and the carrying amount of non-controlling interests as of the acquisition date was RMB5,060 and recorded in additional paid-in capital.

(b)	The Group had the following balances with its related parties:

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due to related parties
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	–	111,446	15,369
Shanghai Mingyu Barcode Technology Ltd.	20,249	23,563	3,249
Tonglu Antong Management LLP and its subsidiaries	28,887	13,948	1,924
Others	2	48,174	6,644
Total	49,138	197,131	27,186

Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2022 and June 30, 2023, respectively. Trade related amounts due to related parties are normally settled within one year.

	As of December 31, 2022	As of June 30, 2023
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Amounts due from related parties
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. (1)	75,000	593,000	81,778
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries (2)	55,061	76,457	10,544
ZTO Supply Chain Management Co., Ltd. (3)	101,432	31,869	4,395
Others	82,990	43,816	6,043
Total	314,483	745,142	102,760
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd (1)	500,000	–	–
Zhejiang Tongyu Intelligent Industry Development Co., Ltd. (4)	77,140	79,660	10,986
Total	577,140	79,660	10,986

(1)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle was RMB500,000 as of December 31, 2022, and June 30, 2023 and interest receivable was RMB75,000 and RMB93,000 as of December 31, 2022, and June 30, 2023.

(2)	The amount comprised a one-year loan to this related party with 6.96% annualized interest rate and accounts receivable generated from the transportation service provided by the Group. The balance of principle was RMB12,500 and RMB33,040 as of December 31, 2022, and June 30, 2023.

(3)	The amount comprised a one-year loan to this related party with 6.96% annualized interest rate. The balance of principle was RMB109,980 and RMB17,928 as of December 31, 2022, and June 30, 2023. The amount is net off account payable generated from the transportation service that this related party and its subsidiaries provided to the Group as of December 31, 2022.

(4)	The amount comprised a three-year loan to this related party with 7.2% annualized interest rate. The balance of principle was RMB70,000 as of December 31, 2022, and June 30, 2023.

Trade related amounts due from related parties are normally settled within one year.

10.	REPURCHASE OF ORDINARY SHARES

On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2023, the Company has purchased an aggregate of 38,473,231 ADSs at an average purchase price of US$25.18, including repurchase commissions. As of June 30, 2023, RMB40,397 payable for purchase of ordinary shares were not paid yet.

11.	DIVIDENDS

On March 15, 2022, a dividend in respect of the year ended December 31, 2021 of US$0.25 per ordinary share, in an aggregate amount of US$202,433 (RMB1,289,418), had been approved by the board of directors of the Company. The Company has paid US$200,199 for the six months ended June 30, 2022.

On March 14, 2023, a dividend in respect of the year ended December 31, 2022 of US$0.37 per ordinary share, in an aggregate amount of US$299,319 (RMB2,055,723), had been approved by the board of directors of the Company. The Company has paid US$299,318 for the six months ended June 30, 2023.

No dividends or distributions have been declared or made by the Company in respect of any period subsequent to June 30, 2023.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange at http://www.hkexnews.hk and the Company at https://zto.investorroom.com/. The interim report of the Company for the six months ended June 30, 2023 will be dispatched to the Company’s shareholders and made available for review on the above websites in due course.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context indicates otherwise:

“2016 Plan”	the Company’s share incentive plan adopted in June 2016 as amended from time to time

“ADS(s)”	American depositary share(s) (each representing one Class A ordinary share of the Company)

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Audit Committee”	the audit committee of the Board

“Auditor”	Deloitte Touche Tohmatsu, the independent auditor of the company

“Board”	the board of Directors

“CG Code”	the Corporate Governance Code as set out in Appendix 14 to the Listing Rules

“China” or “PRC”	the People’s Republic of China

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“Company” or “ZTO”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Contractual Arrangements”	variable interest entity structure and, where the context requires, the agreements underlying the structure, which the Company relies on to provide mail delivery services in China mainly through its consolidated affiliated entities and subsidiaries

“Director(s)”	the director(s) of the Company

“ESG”	environmental, social and governance

“Group”, “the Group”, “we” or “us”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules

“NYSE”	New York Stock Exchange

“ordinary shares”	Class A and Class B ordinary shares of the Company, par value US$0.0001 per share

“Primary Conversion”	the Company’s voluntary conversion of its secondary listing status in Hong Kong to dual primary listing on the Hong Kong Stock Exchange

“Primary Conversion Effective Date”	May 1, 2023, on which the Primary Conversion became effective

“Prospectus”	the prospectus of the Company dated September 17, 2020 in connection with the offering of our Shares for subscription by the public in Hong Kong

“Reporting Period”	the six months ended June 30, 2023

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Share(s)

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$” or “U.S. dollars”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“weighted voting right” or “WVR”	has the meaning ascribed to it under the Listing Rules

“ZTO ES”	Zto Es Holding Limited, a company incorporated in the British Virgin Islands

“%”	per cent

By order of the Board ZTO Express (Cayman) Inc. Meisong LAI Chairman

Hong Kong, August 30, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Meisong LAI as the chairman and executive director, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Xudong CHEN as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.